Exhibit 99.1

Concordia Healthcare Announces Intent to Repay US$45 Million Debt, and Inclusion to

Nasdaq Biotech Index

OAKVILLE, ON – December 15, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, announced today that it intends to pay down US$11.25 million of its US$45 million senior unsecured bridge loan, and US$33.75 million of its US$135 million senior unsecured bridge loan. The repayment, which is scheduled for December 18, 2015, represents a total payment of US$45 million.

The bridge loans were part of the financing for Concordia’s recent acquisition of Amdipharm Mercury Limited, which closed on October 21, 2015.

The US$45 million unsecured bridge loan and the US$135 million unsecured bridge loan have two and seven-year maturity dates, respectively. Neither of these loans can be converted into equity securities.

“Our intent to pay down this portion of our senior unsecured bridge loans demonstrates our commitment to reduce our debt,” said Mark Thompson, Concordia’s Chairman and Chief Executive Officer. “Looking ahead to 2016, we intend to continue de-leveraging our business, while concurrently building the Company on the strength of our diverse, international portfolio of high-margin pharmaceutical products.”

Nasdaq Biotech Index Inclusion

Concordia also announced today that it has been selected by NASDAQ for addition to the NASDAQ Biotechnology Index® (NASDAQ: NBI). The annual re-ranking of the NASDAQ Biotechnology Index will become effective at market open on Monday, December 21, 2015.

Inclusion in the index should result in increased exposure for Concordia to a broader range of potential investors.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 well-established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia; London, England; and Mumbai, India. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Notice regarding forward-looking statements:

This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the growth of Concordia, the diversification of the Company’s product portfolio, the intent and timing of the repayment of the bridge loans, the de-leveraging of Concordia’s business, increased exposure for Concordia to a broader range of investors, the expansion into new indications for Concordia’s existing and/or future products and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, increased indebtedness and leverage, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, the timing of the repayment of the Company’s debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with the use of Concordia’s products, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of pharmaceutical products, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150 x 250

apeeler@concordiarx.com